SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated December 27, 2020 between
LISTED FUNDS TRUST
and
Horizon Kinetics Asset Management LLC

The Trust will pay to the Adviser, as compensation for the Adviser’s services rendered, a fee computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate
Horizon Kinetics Inflation Fighters ETF	0.85%
Horizon Kinetics Blockchain Development ETF	0.85%
Horizon Kinetics Medical ETF	0.85%
Horizon Kinetics SPAC Active ETF	0.85%
Horizon Kinetics AAA-AA Floating Rate Debt CLO ETF	0.25%
Horizon Kinetics Energy Remediation ETF	0.85%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of September 14, 2022.

LISTED FUNDS TRUST	HORIZON KINETICS ASSET MANAGEMENT LLC

By: /s/ Kent Barnes	By: /s/ Jay Kesslen
Name: Kent P. Barnes	Name: Jay Kesslen
Title: Secretary	Title: General Counsel